Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale Power and Spring Valley Acquisition Corp. Announce Satisfaction of Contingency for $30 Million of Samsung C&T Corporation’s PIPE Investment

02/02/2022

Total committed PIPE investment increased from $181 million to $211 million, ensuring that, pending satisfaction of remaining closing conditions, the minimum cash threshold for the business combination can be met

PORTLAND, Ore.--(BUSINESS WIRE)-- NuScale Power, LLC (“NuScale” or the “Company”), the industry-leading provider of proprietary and innovative advanced nuclear small modular reactor (“SMR”) technology, and Spring Valley Acquisition Corp. (NASDAQ: SV) (“Spring Valley”), a publicly traded special purpose acquisition company, today announced that the previously disclosed contingency with respect to $30 million of Samsung C&T Corporation’s (“Samsung C&T”) PIPE investment has been satisfied.

In December 2021, NuScale and Spring Valley entered into a definitive business combination agreement to create a first-of-its-kind energy company poised to power the global energy transition by delivering safe, scalable and reliable carbon-free nuclear power. This $30 million of Samsung C&T’s $50 million PIPE commitment was previously contingent upon the entry into a commercial arrangement among Samsung C&T, Fluor Enterprises Inc. and NuScale. Samsung C&T’s $50 million PIPE commitment is in addition to its previous $20 million equity investment in June 2021. As a result, Samsung C&T has committed a total investment of $70 million in NuScale. With the satisfaction of this contingency, the enhanced commitment by Samsung C&T brings commitments in the PIPE transaction to $211 million. These proceeds, along with over $232 million in Spring Valley’s trust account, subject to redemptions by Spring Valley’s shareholders, will be used to bolster and accelerate the commercialization of NuScale’s SMR technology. Pending the satisfaction of customary closing conditions to the PIPE investment, the combined PIPE investment and balance of Spring Valley’s trust account should ensure that the minimum cash closing condition of the business combination can be met.

“Samsung C&T Corporation’s enhanced investment in NuScale reflects our belief that NuScale and its industry-leading SMR technology are poised to play a significant and multifaceted role in the global energy transition,” said Byung Soo Lee, Executive Vice President and Head of Business Development Division of Samsung C&T. “We are excited to continue to support NuScale during this important next phase of opportunity and growth.”

“U.S. and international momentum continues to build for nuclear. Whether it’s the European energy crisis or retirement of U.S. coal plants, the macro tailwinds are undeniable and the fundamental benefits of SMRs and NuScale are clear,” said John Hopkins, President and Chief Executive Officer of NuScale. “We are grateful to have such a strong and experienced partner in Samsung C&T Corporation as we work to bring our trailblazing SMR technology to more customers around the world.”

NuScale is the provider of a proprietary and innovative advanced nuclear power solution, the NuScale Power Module™ (“NPM”), which is the only viable, near-term deployable SMR technology. Capable of generating 77 megawatts electric (“MWe”) of electricity, the NPM is safe, reliable and scalable – NuScale’s VOYGR™ power plant design can accommodate configurations of four, six and 12 modules that can provide up to 924 megawatts of electricity.

NuScale’s NPM can serve as a reliable, carbon-free source of power that complements renewable sources such as wind, solar and hydropower generation. The NPM can provide consistent baseload power with available load-following, no matter the time of day, weather or season. Its unique design and safety features allow it to be easily integrated into electric grids or used in a variety of industrial applications such as water desalination, commercial-scale hydrogen production and carbon-capture technology.

Samsung C&T is joined by several other global financial and strategic investors committed to the PIPE, including DS Private Equity and Segra Capital Management, with participation by Spring Valley’s sponsor, Pearl Energy.

The transaction is expected to close in the second quarter of 2022 and is subject to approval by Spring Valley’s shareholders as well as other customary closing conditions.

About NuScale

NuScale is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™, a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement and construction company with a 70-year history in commercial nuclear power.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power and Instagram: nuscale_power. Visit NuScale's website.

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm that focuses on partnering with best-in-class management teams to invest in the North American energy industry.

About Samsung C&T’s Engineering & Construction Group

Samsung C&T’s Engineering & Construction Group with 45 years of engineering and construction experience in commercial and residential buildings, civil infrastructure and plant construction throughout the world, is also a total technology solution provider which covers entire value chains for the overall advancement and transformation of building environments with safety and sustainability as its core value. Its notable projects include Burj Khalifa, the world’s tallest building, Riyadh Metro Project in Saudi Arabia and the UAE’s 5,600MW Barakah Nuclear Power Plant Project.

Find out more about
Samsung C&T Newsroom
Samsung C&T Official Website

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

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